September 28, 2010

H. Christopher Owings
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  GSP-1, Inc.
        Amendment No. 1 to Registration Statement on Form 10
        Filed September 14, 2010
        File No. 000-54070

        GSP-2, Inc.
        Amendment No. 1 to Registration Statement on Form 10
        Filed September 14, 2010
        File No. 000-54071

Dear Mr. Owings:

We represent GSP-1, Inc, and GSP-2, Inc. We are in receipt of your letter dated September 24, 2010 regarding these entities and the following sets forth the responses to same:

General

1.  In order to facilitate this review, we have not repeated comments for issues that may be applicable to both registrants.  To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Answer: We have addressed comments individually for each separate registrant.

2.  Please include GSP-2, Inc.’s Commission file number on the cover page of their next amendment and any subsequent amendments to their registration statement.

Answer: We have included GSP-2, Inc.’s Commission file number on the cover page.

Risk Factors, page 6

3.  We note your response and the revisions to your registration statement in response to comment 14 from our letter dated September 14, 2010.  Please further revise this risk factor to clarify that you will have to comply with the provisions of Rule 419 in any registered offering of securities, not just if you issue securities as a condition to the closing of any acquisition or business combination.  Also, please discuss the terms under which the funds in escrow can be released.  Finally, please clarify that you must advise stockholders of a probable acquisition or when you execute an agreement to acquire a business and how you intend to advise stockholders of this information.  Please refer to Rule 419(a), (d) and (e) of the Securities Act.

Answer: We have further revised this risk factor to clarify that we will have to comply with the provisions of Rule 419 in any registered offering of securities.  We have also discussed the terms under which the funds in escrow can be released. Lastly, we have clarified that we must advise stockholders of a probable acquisition or execution of an agreement and how we intend to advise stockholders of this information.

Item 5. Directors and Executive Officers, page 12

Current Blank Check Company Experience, page 13

4.  We note your response and the revisions to your registration statement in response to comment 29 from our letter dated September 1, 2010.  The meaning “none” under “Filing Date Registration Statement” and “effective” or “not effective” under “Operating Status” are not clear.  For instance, we note that International Mergers and Acquisition Corp. filed a Form 10SB-12G on July 6, 2007 that went effective 60 days after filing.  However, your table indicates that International Mergers and Acquisition Corp. did not file a registration statement.  Please clarify the meaning of the columns titled “Filing Date Registration Statement” and “Operating Status” or tell us why it is not appropriate for you to do so.  Also, discuss Mr. Goldstein’s association with these other blank check entities in your business section that begins on page one.  In this regard, as previously requested, discuss the status of any operations of the companies you have identified as having entered into agreements with other entities.  We also note your statement that there are no inherent conflicts of interest between any of the entities that your sole officer and director has been previously involved.  Please discuss in detail the reasons for this conclusion given the status of the entities and their continuing efforts to effect acquisitions.  Further, we note your disclosure that you intend to give GSP-1 and GSP-2 priority if multiple acquisition targets are identified.  Please clearly discuss the parameters that you will consider in determining the allocations and whether and under what circumstances acquisition targets will be presented to entities other than GSP-1 and GSP-2.

Answer: We have clarified the meaning of the columns titled “Filing Date Registration Statement” and “Operating Status” in footnotes to the table.  We have also discussed Mr. Goldstein’s association with other blank check entities in our business section on page one.  In addition, we have discussed the status of operations of the companies we have identified as having entered into agreements with other entities.

We have revised our statement to disclose that there may be inherent conflicts of interest between entities that our sole officer and director has been previously involved and we have discussed the reason for this conclusion.  Lastly, we have disclosed that there are currently no parameters that we will consider in determining target allocations and we do not intend to present acquisition targets to entities other than GSP-1 and GSP-2.

Item 8. Legal Proceedings, page 14

5.  We note your response and the revisions to your registration statement in response to comment 28 from our letter dated September 1, 2010.  Please revise the first bullet point under this section so that it clearly encompasses the proceedings described in Item 401(f)(1) of Regulation S-K.  Also, please revise the fourth bullet point to clarify your reference to “paragraph (f)(3)(i).”

Answer: We have revised the first bullet point under this section so that it clearly encompasses the proceedings described in Item 401(f)(1) of Regulation S-K.  We have also revised the fourth bullet to clarify our reference to paragraph (f)(3)(i) of Item 401 of Regulation S-K.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Anslow & Jaclin, LLP